Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 12, 2021, and the related Letter of Transmittal and any amendments, supplements or other modifications thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

ACCELERON PHARMA INC.

at $180.00 Per Share, Net in Cash

by

Astros Merger Sub, Inc.,

a wholly owned subsidiary of

MERCK SHARP & DOHME CORP.

Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Acceleron Pharma Inc., a Delaware corporation (“Acceleron”), at a purchase price of $180.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON NOVEMBER 10, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 29, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Acceleron, Parent and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Acceleron pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Acceleron continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each outstanding Share (other than (i) Shares held in the treasury of Acceleron or owned by Acceleron or any direct or indirect wholly owned subsidiary of Acceleron and Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the effective time of the Merger (the “Effective Time”) and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding. As of the Effective

Time, all options to purchase Shares granted under an Acceleron equity plan, agreement or arrangement that are outstanding immediately prior to the Effective Time and that have an exercise price per Share that is less than the Offer Price will be cancelled and the holder of each such stock option will be entitled to receive (without interest), in consideration for the cancellation of such stock option, an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (i) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Offer Price over the applicable exercise price per Share under such stock option; provided, that, no holder of an Acceleron stock option that, as of immediately prior to such cancellation, has an exercise price per Share that is equal to or greater than the Offer Price will be entitled to any payment with respect to such cancelled Acceleron stock option. As of the Effective Time, all Acceleron restricted stock units (“RSUs”) and Acceleron performance stock units (“PSUs”) that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each RSU and PSU will be entitled, in exchange therefor, to receive (without interest) an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (i) the total number of Shares subject to (or deliverable under) such RSU or PSU immediately prior to the Effective Time (with any performance conditions deemed achieved at maximum levels with respect to the PSUs) multiplied by (ii) the Offer Price.

The Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including (i) there having been validly tendered and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned beneficially by Parent and Purchaser (together with their wholly owned subsidiaries), would represent at least a majority of the Shares then outstanding as of the consummation of the Offer (the “Minimum Tender Condition”), (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (and any extension thereof, including any agreement between a party and a governmental body agreeing not to consummate the Offer or Merger prior to a certain date entered into in compliance with the Merger Agreement) in respect of the transactions under the Merger Agreement and the receipt of any applicable approval under antitrust laws in Germany and Austria in respect of such transactions, (iii) no order, injunction, decision, directive or decree issued by any governmental body of competent jurisdiction preventing the consummation of the Offer or the Merger will be in effect, and no law, order, injunction, decision, directive or decree will have been enacted, entered, promulgated, or enforced (and still be in effect) by any governmental body that prohibits or makes illegal the consummation of the Offer or the Merger, and (iv) there shall not be instituted or pending any action by any governmental body seeking any Non-Required Remedy (as defined in Section 11—“The Merger Agreement; Other Agreements—Standard of Efforts” of the Offer to Purchase). There is no financing condition to the Offer.

The term “Expiration Date” means November 10, 2021, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Board of Directors of Acceleron has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Acceleron and its stockholders; (ii) declared it advisable for Acceleron to enter into the Merger Agreement; (iii) approved the execution and delivery by Acceleron of the Merger Agreement and Acceleron’s performance of its obligations thereunder; (iv) resolved that the Merger be effected pursuant to Section 251(h) of the DGCL; and (v) resolved to recommend that Acceleron’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Acceleron Board unanimously recommends that Acceleron’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that:

•

if on the scheduled Expiration Date, any of the Offer Conditions has not been satisfied or waived by Purchaser if permitted thereunder, then Purchaser will extend the Offer for one or more consecutive increments of up to 10 business days (or such other period of time agreed by Parent and Acceleron) per extension, until such time as such conditions have been satisfied or waived; and

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer.

The Merger Agreement provides that Purchaser will not be required to, and may not, extend the Offer beyond the Outside Date and may only do so with Acceleron’s prior written consent. The “Outside Date” means February 28, 2022, unless otherwise extended to July 15, 2022 pursuant to the terms of the Merger Agreement.

If the Offer is consummated, Purchaser will not seek the approval of Acceleron’s remaining stockholders before effecting the Merger. Parent, Purchaser and Acceleron have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of Acceleron’s stockholders.

Purchaser expressly reserves the right at any time, or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that Acceleron’s prior written consent is required for Purchaser to: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought pursuant to the Offer; (iii) amend, modify or waive the Minimum Tender Condition; (iv) impose conditions on the Offer in addition to the Offer Conditions; (v) amend or modify the Offer Conditions in a manner adverse to the Acceleron stockholders; or (vi) extend the Expiration Date except as required or permitted by the terms of the Merger Agreement.

The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date), unless the Merger Agreement is validly terminated in accordance with its terms.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Date.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Acceleron stockholders must allow sufficient time for the necessary tender procedures to be completed prior to 5:00 p.m., Eastern Time, on the Expiration Date. In addition, for Acceleron stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to 5:00 p.m., Eastern Time, on the Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with all required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after December 11, 2021, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution,” unless such Shares have been tendered for the account of an “eligible institution.” If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Acceleron has provided Purchaser with Acceleron’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Acceleron’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (877) 800-5195

Banks and Brokers may call collect: (212) 750-5833

October 12, 2021